Exhibit 4.60
HBU TERM SHEET
Term Sheet with regard to:
•	the refinancing of overdraft facility IV as mentioned in the credit agreement between Hollandsche Bank-Unie N.V. (“HBU”) and Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. dated 12th August, 2008: and

•	your request to grant a waiver with respect to a breach of the loan to value ratio.
With regard to our various discussions regarding the waiver request of a potential breach of the loan to value clause under the above mentioned credit agreement and the foreseen refinancing of part of the existing financing we would like to inform you as follows:
Subject to ~~credit committee approval and~~ satisfactory documentation we are willing to grant the requested waiver and to refinance the existing overdraft facility amounting to pro resto USD 29,600,000 on the following terms and conditions.
Borrower:
•	Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A.
Guarantor:
•	FreeSeas, Inc.
Loan Facilities:
•	I Existing overdraft facility to pro resto USD 1,125,000;

•	II Existing term loan amounting to pro resto USD 21,750,000;

•	III Existing overdraft facility amounting to pro resto USD 29,600,000 (this facility will be refinanced by facility IV);

•	IV New term loan amounting to USD 27,100,000 to refinance the existing overdraft facility amount to pro resto USD 29,600,000 of which facility an amount of USD 27,100,000 will be outstanding; and

•	Existing conditional overdraft facility amounting to USD 3,000,000 will be cancelled.
     Maturity:
•	Maturity of the existing term loan and overdraft facilities that are being continued will remain unchanged.

•	The lifetime of the new term loan amounting to USD 27,100,000 will be 3.5 years starting May 1st, 2009 and ending November 1st, 2012.
Repayment:
•	The repayment schedule of the existing overdraft facility of pro resto USD 1,125,000 and the existing term loan of pro resto USD 21,750,000 will remain unchanged.

•	The last repayment date of the existing overdraft facility amounting to pro resto USD 29,600,000 will change from August 1st, 2009 in May 1st, 2009.

•	The repayment schedule of the new term loan will be as follows:

o	USD 600,000 per quarter starting August 1st, 2009 with a balloon payment of USD 19,300,000 as per November 1st, 2012.

o	Prepayment of the new term loan is allowed without penalty.

o	In case of a sale or scrapping of the Free Destiny, Free Envoy, Free Maverick and the Free Knight, the proceeds of such a sale or scrapping will be used as a mandatory prepayment of the Loan Facilities. HBU will at its sole discretion consider at the time of such mandatory prepayment if part of the proceeds can be excluded of the prepayment whereby amongst others the financial condition of the group at such time and its prospects would be taken into account.

o	In case the group receives debt and/or equity proceeds through an issue of a convertible bond, a rights issue or otherwise, 10% of the proceeds, up to USD 3,000,000, will be used for prepayment of the outstanding facilities with HBU.
•	HBU is only willing to defer one instalment of USD 750,000 of the existing term loan amounting to pro resto USD 21,750,000 and one instalment of USD 600,000 under the new term loan amounting to USD 27,100,000 as a result of a restructuring of existing or future charters.
Rates:
•	The margin of the existing term loan and overdraft facilities that are being continued will increase from 130 bp to 225 bp as per March 1st, 2009. The margin will decrease to 130 bp the moment the Borrower meets the originally agreed loan to value ratio of 70%.

•	The margin of the new term loan will be Libor + 300 bp.

~~•~~ 	~~The commitment fee of the existing term loan and overdraft facilities are being continued will increase from 65 bp to 112.5 bp as per March 1st, 2009. The commitment fee will decrease o 65 bp the moment the Borrower meets the originally agreed loan to value ratio of 70%.~~

•	The margin of new term loan will be increased by a “liquidity premium”, which will be determined on August 1st, 2009.
Fees:
•	A waiver fee and upfront fee of in total USD 250,000 payable on April 1st, 2009 whether or not the new term loan amounting to USD 27,100,000 is consummated.

•	A success fee of 225 bp with a minimum of USD 100,000 over the outstanding balloon of the new term loan of USD 27,100,000 as per November 1st, 2011.
Security:
•	The existing security as laid down in the existing credit agreement dated 12th August, 2008 will remain in full force, which will need to be confirmed by local counsel in a legal opinion. In case local counsel advises us that amendments to the security package are required, effecting such amendments will be a condition to completing the amended facilities.
Representations and warranties:
•	The representations and warranties may be extended to reflect what HBU considers appropriate for this type of transaction in the current circumstances.

Covenants:
•	The existing covenants as laid down in the existing credit agreement dated 12th August, 2008 will remain in full force.

•	We will waive existing loan to value ratio not to exceed 70% at any moment until July 1st, 2010, which waiver will be set out in a separate waiver letter.

•	A new value to loan covenant related to the Facilities will be included in the credit agreement and will be as follows:
o	100% as per July 1st, 2010

o	110% as per July 1st, 2011

o	120% as per July 1st, 2012

o	125% as per December 31, 2012
•	Cross default clause with all existing and future debt providers of FreeSeas Inc. and her subsidiaries.
Events of default:
•	The events of default may be extended to reflect what HBU considers appropriate for this type of transaction in the current circumstances. *see Note herebelow
Clauses:
•	The terms and conditions of any debt and/or equity issue either by way of an issue of convertible bonds, a rights issue or otherwise must be on terms satisfactory to HBU. Next to the mandatory prepayment of 10% of the proceeds so received, an additional 25% of the remainder must be placed on a deposit with HBU until these proceeds will be used for the purchase of vessels, which purchase requires the prior approval of HBU.

•	HBU will have the right of first refusal to provide senior debt for one or more vessels.

•	No further bank debt and financial obligations in excess of USD 1,000,000 for the Guarantor and its existing subsidiaries. Consent from HBU to be required for increasing indebtedness and financial obligations in order to acquire additional vessels, such consent not to be unreasonably withheld with criterion being HBU’s position not be deteriorated.

•	No cash dividend payments by the Guarantor without the prior written consent of HBU.

•	The terms and conditions of the waiver of FBB and CSFB must be at the convenience of HBU.

•	All excess cash after reasonable operating expenses and after deduction of required working capital, must be used for prepayment of the existing financings of HBU, FBB and CSFB. A formula for the determination of excess cash and the way the excess cash will be used for prepayment of the financings of HBU, FBB and CSFB has to be agreed upon between the banks, the borrower and the guarantor. Definition of excess cash to be agreed in documentation phase.

•	Other relevant covenants with HBU considers appropriate for this type of transaction in the current circumstances.

*	Note: Signed and accepted, and deemed to incorporate clarifications included in e-mail dated 23 March 2009 sent by Mr. Vodegel to FreeSeas Inc. which is attached herewith. Piraeus 24 March 2009

/s/ Ion G. Varouxakis
Ion G. Varouxakis, President
FreeSeas Inc.

Applicable Law:
•	Dutch law
Documentation:
•	We will ask an external lawyer to write the amendments of the existing credit agreement, the credit agreement of the new term loan amounting to USD 27,100,000 and to write the term sheet in which the above terms and conditions are incorporated. Such new agreement will basically amend and restate the current contractual arrangements and will effectively incorporate the various loans and the guarantee by FreeSeas Inc. into one document. Such amended and restated agreement shall include standard provisions in respect of, amongst others, illegality, (tax) indemnities, voluntary and mandatory prepayments, increased costs, grossing-up, market disruption, costs and expenses and default interest. These outside legal expenses will be for the account of the borrower.
We trust to have been of service to you. Looking forward to your reply,
Yours faithfully,
New HBU II N.V.
/s/ Peter Vodegel
Peter Vodegel